SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2006

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items

     1. Press release re RADVISION To Deliver Video Telephony in 3G Mobile Systems With HP dated February 8, 2006.

     2. Press release re T3G Selects RADVISION 3G-324M Toolkit to Build Video-Enabled Mobile Handset dated February 13, 2006.

     3. Press release re Boaz Raviv, CEO of RADVISION, to Speak at Wedbush Morgan Small Cap Investor Conference on March 2nd dated February 28, 2006.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION To Deliver Video Telephony in 3G Mobile Systems With HP

Wednesday February 8, 8:15 am ET

RADVISION's SCOPIA(TM) 3G Video Gateway plus HP Open Call Media Platform speeds time to market for video applications for next generation networks

FAIR LAWN, N.J.--(BUSINESS WIRE)--Feb. 8, 2006--RADVISION (Nasdaq: RVSN - News), a leading provider of multimedia conferencing and communications platforms, has teamed with HP to deliver a service creation platform for video application services in next-generation mobile networks. The field-proven RADVISION SCOPIA(TM) 3G Video Gateway has been successfully integrated with the HP Open Call Media Platform (HP OCMP) Version 3.0.

The combined solution, which can accelerate time-to-market of revenue-generating services, has already been tested and deployed in live third-generation (3G) mobile networks in Europe.

"By working with HP, we can offer a feature rich solution that is interoperable with industry-standard 3G mobile systems around the world," said Eli Doron, RADVISION's CTO. "We are already working with nearly all the Tier 1 operators in countries where 3G has been launched. By integrating with the industry-leading HP OCMP, we can provide a video service creation platform which is now 3G-enabled with the RADVISION SCOPIA 3G Video Gateway."

RADVISION's SCOPIA 3G Video Gateway bridges the gap between 3G mobile networks and the wireline (IP/ISDN) networks that supply the majority of the multimedia content and video telephony services. Designed to be scalable across a wide range of network types and sizes, the SCOPIA 3G Gateway supports real-time bidirectional video telephony and streaming sessions between 3G-324M based mobile handsets or devices and IP or ISDN-based video terminals, RTSP streaming servers, network cameras, and messaging systems.

"HP is committed to working with partners like RADVISION to develop advanced solutions for the interactive mobile media industry," said Ed Verney, worldwide marketing director, OpenCall Business Unit, HP. "The HP OpenCall Media Platform incorporates key assets in video and speech processing, and provides unique media processing capabilities to customers seeking the most advanced interactive mobile media experience."

The HP OpenCall portfolio is a comprehensive suite of carrier grade platforms for developing and deploying next-generation voice, data, and converged services. A key feature of the HP OCMP is the support of real-time, simultaneous blending of voice, data, and multimedia services on networks based on Internet Protocol Multimedia Subsystem (IMS) technology. As an example, wireless users in an IMS network can interact by sharing audio and video content, such as photos, video clips, music and text.

Availability

Integrated versions of RADVISION's SCOPIA products and the HP OCMP are available now worldwide.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
Corporate:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Yael Yekutiel / Richard Dukas
212-704-7385
Yael@dukaspr.com / richard@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

T3G Selects RADVISION 3G-324M Toolkit to Build Video-Enabled Mobile Handset

Monday February 13, 7:00 am ET

3G-324M Toolkit's Advanced Capabilities and Small Footprint Cited as Key Factor in Licensing Agreement

FAIR LAWN, N.J.--(BUSINESS WIRE)--Feb. 13, 2006--RADVISION (Nasdaq:RVSN - News), a leading provider of multimedia conferencing and communications platforms, today announced that T3G Technology is licensing RADVISION's 3G-324M toolkit to build reference designs for video-enabled mobile handsets. T3G is a leading developer of TD-SCDMA chipsets and reference designs in China.

T3G will leverage the strengths of RADVISION's 3G-324M Toolkit to develop an advanced mobile handset for networks using TD-SCDMA, the major access technology in China.

"T3G is a key strategic TD-SCDMA chipsets and technology partner for world leading mobile handset manufacturers and its decision to partner with RADVISION is further validation of the capabilities of our 3G-based technology," said Adi Paz, Director of Product Management and Marketing for RADVISION's Technology Business Unit. "The 3G-324M Toolkit has already been successfully deployed in W-CDMA networks around the world, and will now be used in the rapidly growing TD-SCDMA market.

"We were impressed with the breadth of capabilities in RADVISION's 3G-324M Toolkit and the company's reputation for quality," said Mike Mu, Director of Business Development at T3G. "We were especially pleased with the toolkit's small footprint, needed for portable designs to conserve space and power consumption, translating directly into lower costs and longer battery life for our customers' handsets." T3G is currently developing its new 3G mobile handset design and expects to demonstrate it to industry-leading handset manufacturers in the second quarter of 2006.

The RADVISION 3G-324M Toolkit is equipped with easy-to-use APIs, optimized CPU usage, patent-pending multiplexing technology, and innovative optional features that reduce time to market while increasing interoperability. The toolkit is also used in server-side equipment because of its feature-rich capabilities and high performance. RADVISION will be demonstrating its 3G-324M product portfolio at the 3GSM World Congress 2006, Barcelona, Spain, Hall 1- Stand C45.

About T3G

Incorporated in January 2003, T3G is a joint venture by Philips, Datang Mobile, Samsung, and Motorola. T3G plays a key role in the TD-SCDMA terminal business chain by enabling the design and implementation of the terminal technology, which comprises chipset, software protocol, and handset reference design for a single or dual-mode terminal. By enjoying significant synergies of industry leaders of highly complementary expertise and capabilities, T3G is well positioned in the TD-SCDMA terminal field and plans to continue to take the lead in enabling and accelerating the industrialization of TD-SCDMA. More Information about T3G, its products and services are available on the company website at www.t3gt.com.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Adi Paz, +972-3-767-9636
adip@radvision.com
or
Comm-Partners LLC
Investor Relations:
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                             Source: RADVISION LTD.

Boaz Raviv, CEO of RADVISION, to Speak at Wedbush Morgan Small Cap Investor Conference on March 2nd

Tuesday February 28, 7:00 am ET

Presentation to Be Webcast and Archived

FAIR LAWN, N.J.--(BUSINESS WIRE)--Feb. 28, 2006--Boaz Raviv, CEO of RADVISION (Nasdaq: RVSN - News), will speak at the Fourth Annual Wedbush Morgan Small Cap Investor Conference in New York on Thursday, March 2nd at 2:15 p.m. (Eastern).

Wedbush Morgan Securities will host a live webcast of Mr. Raviv's presentation, which can be accessed by visiting the RADVISION web site at www.radvision.com and clicking on the appropriate link on the Company's Investor Relations home page. Simply point to Corporate Information and click on Investors.

A replay of the event will be available on the RADVISION web site approximately three hours after the live event and accessible for ninety days.

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                    (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  February 28, 2006